UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31678A103

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Gary I. Horowitz

Rajib Chanda

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31678A103

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,011,303.62
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,011,303.62
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,011,303.62
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.2%
14	Type of Reporting Person PN

CUSIP No. 31678A103

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,011,303.62 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,011,303.62 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,011,303.62 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.2%
14	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 31678A103

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,011,303.62 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,011,303.62 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,011,303.62 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the sole stockholder of Oaktree Holdings, Inc.

CUSIP No. 31678A103

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds Not applicable
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,011,303.62 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,011,303.62 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,011,303.62 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 27.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

Item 1. Security and Issuer

The securities to which this statement on Schedule 13D relates are the shares of common stock, par value $0.01 per share (the “Common Stock”) of Fifth Street Senior Floating Rate Corp., a Delaware corporation (the “Issuer”), with principal executive offices at 777 West Putnam Avenue, 3rd Floor, Greenwich, CT 06830.

Item 2. Identity and Background

(a) – (c) and (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by (i) Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Oaktree”), whose principal business is to provide investment advisory services to investment funds and accounts; (ii) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of certain entities affiliated with the Reporting Persons and to hold limited partnership interests in such entities; (iii) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; and (iv) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and, together with Oaktree, Holdings, Inc. and OCG, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the manager of OCG.

The Reporting Persons have entered into a joint filing agreement, dated as of July 21, 2017, a copy of which is attached hereto as Exhibit 1.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Beneficial ownership of the shares of Common Stock set forth on the cover pages to this Schedule 13D (the “Subject Equity”) is being reported on this Schedule 13D solely because the Reporting Persons may be deemed to have beneficial ownership of the Subject Equity as a result of the relationships and matters described under Item 6 of this Schedule 13D and this Item 3.

On July 13, 2017, Oaktree entered into the Voting Agreement described in Item 6 of this Schedule 13D with Fifth Street Holdings, L.P. (“FSH”), Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation and the Tannenbaum Family 2012 Trust (collectively, the “Stockholders”) pursuant to which each of the Stockholders agreed to vote their shares of Common Stock at the direction of Oaktree. The Stockholders entered into the Voting Agreement as a condition of and an inducement to Oaktree’s willingness to enter into the Asset Purchase Agreement described in Item 6 of this Schedule 13D. Upon the acquisition of any additional shares of Common Stock by the Stockholders, such additional shares will be included under the Voting Agreement, and the Reporting Persons may be deemed to have beneficial ownership of such additional shares, if any.

The Subject Equity has not been purchased by any Reporting Person, and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Voting Agreement.

Item 4. Purpose of Transaction

Items 3 and 6 of this Schedule 13D are incorporated by reference into this Item 4. Oaktree may be deemed to have acquired beneficial ownership of the Subject Equity for the purposes set out below and in Items 3 and 6 of this Schedule 13D.

The Reporting Persons continuously evaluate the businesses and prospects of the Issuer and its subsidiaries, alternative investment opportunities and all other factors deemed relevant in determining whether securities of the Issuer or its subsidiaries will be acquired by the Reporting Persons or by other accounts or funds associated with the Reporting Persons or whether the Reporting Persons or any such other accounts or funds will dispose of any Common Stock acquired by any of them. At any time, subject to the limitations set forth in the definitive agreements described in Item 6 hereof, securities of the Issuer or its subsidiaries may be acquired, or some or all of the securities beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Except as otherwise disclosed in this Schedule 13D, the Reporting Persons currently have no plans or proposals which would relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of the Issuer and its subsidiaries and related alternatives, the Reporting Persons may consider such matters and, subject to applicable law and any limitations in the definitive agreements described in Item 6 herein, including, without limitation, the Asset Purchase Agreement and the Voting Agreement, may formulate a plan with respect to such matters, and from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer or its subsidiaries, other stockholders of the Issuer and its subsidiaries or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D and Item 6 of this Schedule 13D is incorporated by reference into this Item 5. Ownership percentages set forth in this Schedule 13D are based upon 29,466,768 shares of Common Stock issued and outstanding as of May 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2017.

Pursuant to the Voting Agreement, Oaktree may be deemed to be beneficially own 8,011,303.62, or approximately 27.2%, of the issued and outstanding shares of Common Stock.

Holdings, Inc., in its capacity as the general partner of Oaktree, has the ability to direct the management of Oaktree’s business, including the power to direct the decisions of Oaktree regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the Subject Equity.

OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Additionally, OCG, in its capacity as the sole stockholder of Holdings, Inc., has the ability to direct the management of Holdings, Inc.’s business, including the power to direct the decisions of Holdings, Inc. regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Equity.

OCGH GP, in its capacity as the manager of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities beneficially owned by Oaktree. Therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Equity.

None of the Covered Persons beneficially owns any shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Except for the transactions described in this Schedule 13D, there have been no other transactions in the securities of the Issuer effected by any Reporting Person, or, to the best knowledge of the Reporting Persons, any of the Covered Persons, within the last 60 days.

(d) and (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 of this Schedule 13D is incorporated by reference into this Item 6.

Asset Purchase Agreement

On July 13, 2017, Fifth Street Management LLC (“FSM”), Oaktree, Fifth Street Asset Management Inc. (“FSAM”) (solely for the purposes set forth therein) and FSH (solely for the purposes set forth therein) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), pursuant to which, and upon the terms and subject to the conditions set forth therein, FSM has agreed to sell, convey, assign and transfer to Oaktree and Oaktree has agreed to purchase, acquire and accept from FSM all of FSM’s right, title and interest in specified business records with respect to FSM’s existing investment advisory agreements with each of the Issuer and Fifth Street Finance Corp. (“FSC” and together with the Issuer, the “BDCs”) for a purchase price of $320.0 million in cash. The Asset Purchase Agreement also provides for the entry by Oaktree into new investment advisory agreements with each of the Issuer and FSC.

FSM and Oaktree have agreed to use commercially reasonable efforts to facilitate (i) the appointment of Oaktree as the new investment adviser of each of the BDCs and the approval by the respective boards of directors of the BDCs of such appointment and their recommendation to stockholders of each BDC that they vote to approve such investment advisory agreements, (ii) the appointment or election of the New Director Nominees (as defined below) to the board of directors of each of the BDCs and (iii) the calling of a special meeting of stockholders of each BDC to vote on and approve the actions described in the aforementioned clauses (i) and (ii). FSM has also agreed to recommend to the boards of directors of the BDCs to approve the proposed new investment advisory agreements with Oaktree and to use commercially reasonable efforts to facilitate the election of five director nominees (the “New Director Nominees”) to the board of directors of each of the Issuer and FSC: John B. Frank, who will be an “interested person” (within the meaning of Section 2(a)(19) of the Investment Company Act of 1940, as amended) with respect to Oaktree, and Marc H. Gamsin, Craig Jacobson, Richard G. Ruben and Bruce Zimmerman.

Upon the closing of the transactions contemplated by the Asset Purchase Agreement (the “Closing”), all current members of the Issuer’s board of directors except Richard W. Cohen have agreed to resign. The Issuer’s board of directors has nominated Messrs. Gamsin, Jacobson, Ruben and Zimmerman as new independent directors and Mr. Frank, Vice Chairman of Oaktree, as a new interested director of the board, each of whom would take office upon receipt of the requisite stockholder approvals for the transactions contemplated by the Asset Purchase Agreement and the Closing. Mr. Frank is expected to serve as Chairman of the Issuer’s board of directors.

Upon the closing of the transactions contemplated by the Asset Purchase Agreement, Oaktree would become the investment adviser and an affiliate of Oaktree would become the administrator to the Issuer. At that time, Oaktree and its affiliate will assume management of the day-to-day operations of the Issuer, with Oaktree managing the Issuer’s investments and Oaktree’s affiliate providing facilities and administrative services necessary for the Issuer’s day-to-day operations. The executive officers of the Issuer will resign and will be replaced with individuals affiliated with Oaktree.

Consummation of the transactions contemplated by the Asset Purchase Agreement is subject to the approval of the respective stockholders of FSAM, the Issuer and FSC, the termination or expiration of the applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary closing conditions.

The foregoing description of the Asset Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Asset Purchase Agreement, a copy of which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference into this Item 6.

Voting Agreement

Concurrently with the execution of the Asset Purchase Agreement, the Stockholders and Oaktree entered into a voting agreement (the “Voting Agreement”), dated as of July 13, 2017, with respect to the shares of Common Stock held by each of the Stockholders. Pursuant to the Voting Agreement, each of the Stockholders agreed to vote their shares of Common Stock (i) in favor of approving the proposed new investment advisory agreements with Oaktree and facilitating the election of the New Director Nominees and (ii) otherwise at the direction of Oaktree.

The Voting Agreement terminates upon the earliest of Oaktree no longer advising the Issuer, the termination of the Asset Purchase Agreement and, with respect to any Stockholder, when such Stockholder no longer owns shares of Common Stock. If the Asset Purchase Agreement terminates under certain circumstances in which the stockholders of FSAM have not approved the transactions contemplated by the Asset Purchase Agreement, then the Voting Agreement will not terminate until six months after the termination of the Asset Purchase Agreement.

Each Stockholder has agreed not to transfer shares of Common Stock prior to the Closing. Following the Closing, subject to a right of first refusal for the benefit of Oaktree, a Stockholder may transfer shares of Common Stock to third parties, subject to certain volume restrictions under certain circumstances.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	Joint Filing Agreement, by and among the Reporting Persons, dated as of July 21, 2017.

Exhibit 2	Asset Purchase Agreement, dated as of July 13, 2017, by and among Fifth Street Management LLC, Oaktree Capital Management, L.P., Fifth Street Asset Management Inc. (solely for the purposes set forth therein) and Fifth Street Holdings L.P. (solely for the purposes set forth therein) (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed with the SEC by Fifth Street Asset Management Inc. on July 14, 2017).

Exhibit 3	Voting Agreement, dated as of July 13, 2017, by and among Oaktree Capital Management, L.P., Leonard M. Tannenbaum, the Leonard M. Tannenbaum Foundation, the Tannenbaum Family 2012 Trust and Fifth Street Holdings L.P. (incorporated by reference to Exhibit 1.3 to the Current Report on Form 8-K filed with the SEC by Fifth Street Asset Management Inc. on July 14, 2017).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 21, 2017

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Mary Gallegly
Name: Mary Gallegly
Title: Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel, and Chief Administrative Officer of Oaktree Capital Management, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.